Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-215856

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated February 27, 2017)

10,000,000 Shares

Common Stock

This Prospectus Supplement No. 2 supplements the prospectus dated February 27, 2017 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-215856). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2017 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 10,000,000 shares of our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CAPN.” The last reported sale price of our common stock on The NASDAQ Capital Market on March 8, 2017 was $0.77 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 9, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 6, 2017

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification Number)

1235 Radio Road, Suite 110

Redwood City, CA 94065

(Address of principal executive offices)

(650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On March 7, 2017, Capnia, Inc. (the “Capnia”) entered into common stock purchase agreements (the “Purchase Agreements”) with certain new and existing investors who previously delivered non-binding indications of interest to Capnia to participate in a financing of up to $8 million in connection with the pending merger of Essentialis, Inc, (“Essentialis”) with and into Company E Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Capnia (the “Merger”). Under the terms of the Purchase Agreements, Capnia agreed to sell to the purchasers, in a private placement, an aggregate of 8,333,333 shares of Capnia common stock, par value $0.001 per share, at a purchase price of $0.96 per share for gross proceeds of approximately $8 million (the “Financing”). The Financing closed concurrently with the closing of the Merger on March 7, 2017.

The Purchase Agreements provide for the sale of Capnia common stock upon the consummation of the Merger subject to the terms set forth therein including customary representations and warranties of the parties. Under the terms of the Purchase Agreements, Capnia has agreed to use commercially reasonable efforts to file a registration statement covering the resale of the shares of Capnia common stock sold to purchasers in the Financing within 45 days of the closing of the Financing.

Certain purchasers, including Vivo Ventures Fund V L.P. and its affiliated entities (“Vivo”), Technology Partners Fund VII, L.P. and its affiliated entities (“Technology Partners”) and Forward Ventures V, L.P. (“Forward”), are affiliated with members of Capnia’s board of directors, including the three directors appointed to Capnia’s board of directors in connection with the closing of the Merger.

The shares issued in the Financing will not be registered under the Securities Act of 1933, as amended, and will be subject to restrictions and limitations on transfer under U.S. Securities laws.

The foregoing summary of the Purchase Agreements is subject to, and qualified in its entirety by, the full text of the form of Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.01	Completion of Acquisition or Disposition of Assets.

On March 7, 2017, Capnia completed the previously announced Merger pursuant to the Agreement and Plan of Merger, dated December 22, 2016 (the “Merger Agreement”) by and among Capnia, Essentialis, Merger Sub, and Neil Cowen, in his capacity as stockholders’ representative. In accordance with the Merger Agreement, Merger Sub was merged with and into Essentialis, with Essentialis as the surviving corporation and wholly-owned subsidiary of Capnia.

Under the terms of the Merger Agreement, in connection with the closing of the transactions contemplated by the Merger Agreement, the former holders of Essentialis stock received an aggregate of 18,916,952 shares of Capnia common stock. Capnia held back an 913,392 shares of Capnia common stock as partial recourse to satisfy indemnification claims made by Capnia under the Merger Agreement, and such shares of Capnia common stock will be issued to Essentialis stockholders on the one year anniversary of the closing (subject to the limitations set forth in the Merger Agreement). Capnia is also obligated to issue an additional 4,566,961 shares of Capnia common stock to Essentialis stockholders upon the achievement of a development milestone associated with Essentialis’ product. Assuming that Capnia issues all of the shares of Capnia common stock held back by Capnia and the development milestone is achieved, Capnia would issue a total of 24,397,306 shares of Capnia common stock to Essentialis stockholders. Additionally, upon the achievement of certain commercial milestones associated with the sale of Essentialis’ product in accordance with the terms of the Merger Agreement, Capnia is obligated to make cash earnout payments of up to a maximum of $35 million to Essentialis stockholders. The merger consideration described above will be reduced by any such shares of Capnia common stock issuable, or cash earnout payments payable, to Essentialis’ management carve-out plan participants and other service providers of Essentialis, in each case, in accordance with the terms of the Merger Agreement.

Certain stockholders of Essentialis, including Vivo, Technology Partners, and Forward, are affiliated with certain members of Capnia’s board of directors, including the three directors appointed to the board in connection with the closing of the Merger as further described below under Item 5.02, and will receive a portion of the Merger consideration in their capacities as former stockholders of Essentialis. Additionally, Vivo has a financial interest in Capnia and Edgar Engleman, a managing member of Vivo, currently holds a seat on Capnia’s board of directors. Vivo received 5,750,066 shares, or approximately 30% of the shares of Capnia common stock issued to Essentialis stockholders in the Merger, and 1,398,636 shares, or approximately 17% of the shares of Capnia common stock issued in the Financing. Additionally, Mahendra Shah, one of the newly appointed members of Capnia’s board of directors and an affiliate of Vivo, also received a portion of the Merger consideration as a participant in Essentialis’ management carve-out plan.

The foregoing description of the Merger Agreement is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was filed as Exhibit 2.1 to Capnia’s Current Report on Form 8-K filed December 27, 2017, and is incorporated herein by reference.

The press release filed as Exhibit 99.1 to this Current Report on Form 8-K is incorporated into this Item 2.01 by reference.

Item 3.02	Unregistered Sales of Equity Securities

The shares of Capnia common stock issued and sold pursuant to the Purchase Agreements and the Merger Agreement were issued and sold in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D thereunder, as a transaction by an issuer not involving a public offering.

The issuance of any additional shares of Capnia common stock in connection with holdback or the achievement of the commercial milestone described above, are expected to be issued and sold in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act, or Regulation D thereunder.

The information contained in Item 1.01 and Item 2.01 of this Report is incorporated into this Item 3.02 by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to the terms of the Merger Agreement, the board of directors of Capnia approved an increase in the size of the board of directors to 10 members and appointed Mahendra Shah, Jim Glasheen and Stuart Collinson, each members of the board of directors of Essentialis prior to the consummation of the Merger, to fill the newly created vacancies on the board, and with such appointments to be effective upon the closing of the Merger. Mr. Shah was appointed to fill a vacancy as a Class I Director and will serve until Capnia’s 2018 annual meeting of stockholders. Mr. Glasheen was appointed to fill a vacancy as a Class II Director and will serve until Capnia’s 2019 annual meeting of stockholders. Mr. Collinson was appointed to fill a vacancy as a Class III Director and will serve until Capnia’s 2017 annual meeting of stockholders. As of the date of this Current Report on Form 8-K, Messrs. Shah, Glasheen and Collinson have not been appointed to a committee of Capnia’s board of directors, nor has it been determined when, if at all, any such appointments would be made. Effective upon their appointment upon the closing of the Merger, and pursuant to Capnia’s non-employee director compensation policy, Messrs. Shah, Glasheen and Collinson each received an option to purchase 20,000, shares of Capnia common stock pursuant to Capnia’s 2014 Equity Incentive Plan. These options vest monthly beginning on the grant date over a period of four years subject to such director’s continued service to Capnia. In addition to the option grants, each of Messrs. Shah, Glasheen and Collinson will also receive fees for their service as directors under the terms of Capnia’s non-employee director compensation policy.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On March 6, 2017, Capnia held a special meeting of stockholders (the “Special Meeting”). Of the 18,146,272 shares of common stock outstanding as of February 1, 2017, the record date, 11,548,865 shares of common stock were represented at the meeting in person or by proxy, constituting 63.64% of the outstanding shares of common stock entitled to vote and constituting a quorum for the transaction of business.

The following proposals were voted on at the Special Meeting, each of which is described in the definitive joint proxy statement/prospectus filed by Capnia with the SEC on February 10, 2017:

•	Approval of the issuance of up to a maximum of 24,397,306 shares of Capnia common stock pursuant to the terms of Merger Agreement (referred to as the merger share issuance proposal);

•	Approval of the issuance of up to a maximum of 11,805,555 shares of Capnia common stock pursuant to indications of interest received by Capnia between December 9, 2016 and December 14, 2016 and the right to participate in such financing by funds affiliated with Sabby Management, LLC, or Sabby, which is conditioned upon the approval of the merger share issuance proposal (referred to as the merger financing share issuance proposal);

•	Approval of the issuance of up to 2,083,333 shares to Aspire Capital Fund, LLC, or Aspire, upon closing of the Merger pursuant to the common stock purchase agreement dated January 27, 2017, between Capnia and Aspire, or the Aspire purchase agreement, which is conditioned upon the approval of the Aspire equity line proposal (referred to as the Aspire financing share issuance proposal);

•	Approval of the sale and issuance of up to 7,208,334 shares of Capnia common stock in an equity line financing pursuant to the Aspire purchase agreement (referred to as the Aspire equity line proposal, and together with the merger share issuance proposal, the merger financing share issuance proposal and the Aspire financing share issuance proposal, the share issuance proposals); and

•	Approval of an amendment to the 2014 Plan to increase the number of shares of Capnia common stock reserved under the 2014 Plan by 8,929,188 shares (referred to as the 2014 Plan amendment proposal).

Approval of each of the share issuance proposals and the 2014 Plan amendment proposal required affirmative vote of a majority of the shares of Capnia common stock present in person or represented by proxy at the Special Meeting.

The Capnia stockholders approved the merger share issuance proposal, the merger financing share issuance proposal, the Aspire financing share issuance proposal, Aspire equity line proposal and the 2014 Plan amendment proposal. The results of the stockholder vote are reported below:

(1) With respect to the approval of the merger share issuance proposal, the votes were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,456,721	66,194	25,950	N/A

(2) With respect to the approval of the merger financing share issuance proposal, the votes were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,387,681	135,234	25,950	N/A

(3) With respect to the approval of the Aspire financing share issuance proposal, the votes were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,387,990	134,905	25,970	N/A

(4) With respect to the approval of the Aspire equity line proposal, the votes were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,386,001	136,405	26,459	N/A

(5) With respect to the approval of the 2014 Plan amendment proposal, the votes were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,231,583	291,223	26,059	N/A

Item 8.01	Other Events.

On March 8, 2017, Capnia issued a press release announcing the consummation of the Merger and related Financing transactions which mark the start of a new strategic direction of the company. A copy of the press release is filed as Exhibit 99.1 to this Current Report and is incorporated by reference herein.

In connection with the closing of the Merger, Capnia is conducting a full strategic review of its legacy product portfolio, including Serenz Nasal Relief as well as its NeoForce and CoSense® infant solutions business lines. The company is also terminating its ongoing Phase II clinical trials evaluating non-inhaled nasal CO2 for the treatment of trigeminal neuralgia and cluster headache.

Item 9.01	Financial Statements and Exhibits.

(a)    Financial Statements of Businesses Acquired.

Capnia intends to file financial statements required by this Item 9.01(a) under the cover of an amendment to this Current Report on Form 8-K no later than 71 calendar days after the date on which this Form 8-K was required to be filed.

(b)    Pro forma Financial Information.

Capnia intends to file pro forma financial information as required by this Item 9.01(b) under the cover of an amendment to this Current Report on Form 8-K no later than 71 calendar days after the date on which this Form 8-K was required to be filed.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Common Stock Purchase Agreement

99.1	Press Release issued by Capnia, Inc. dated March 8, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPNIA, INC.
Date: March 8, 2017
By: /s/ David O’Toole
David O’Toole
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Common Stock Purchase Agreement

99.1	Press Release issued by Capnia, Inc. dated March 8, 2017.

Exhibit 10.1

COMMON STOCK PURCHASE AGREEMENT

This Common Stock Purchase Agreement (the “Agreement”) is made as of             , 2017, by and between Capnia, Inc., a Delaware corporation (the “Company”), and                             (the “Purchaser”).

In consideration of the mutual covenants and representations set forth below, the Company and Purchaser agree as follows:

1.    Purchase and Sale of the Shares. Subject to the terms and conditions of this Agreement, the Company agrees to sell to Purchaser and Purchaser agrees to purchase from the Company at the closing              shares of the Company’s Common Stock (the “Shares”), at a purchase price of $0.96 per share, for an aggregate purchase price of $             (the “Purchase Price”).

2.    Closing and Issuance of Shares. The purchase and sale of the Shares will take place at: (i) such date and time that is immediately following the closing of a merger of the Company with Essentialis, Inc. (the “Merger”), which is expected to close on March 7, 2017; and (ii) the principal office of the Company, or at such other place as shall be designated by the Company. On or before March 3, 2017, the Purchaser shall execute and deliver this Agreement. On or before March 7, 2017, the Purchaser shall deliver the aggregate Purchase Price set forth above to the Company by wire transfer into an escrow account pursuant to the instructions set forth on Exhibit B. The Company will issue, as promptly thereafter as practicable, a stock certificate, registered in the name of the Purchaser, reflecting the Shares.

3.    Representations and Warranties of the Company. The Company hereby represents and warrants to and covenants with the Purchaser, as of the date hereof and as of the closing, that:

A.    Organization, Good Standing and Qualification. The Company is duly formed and validly existing under the laws of Delaware, with full corporate power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

B.    Authorization. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Shares contemplated herein and the performance of the Company’s obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

C.    The Shares have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and non-assessable and shall be free and clear of any encumbrances, preemptive rights or restrictions (other than as provided in this Agreement or any restrictions on transfer generally imposed under applicable securities laws).

D.    Consents. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of this Agreement.

E.    No registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser as contemplated hereby. .

F.    Litigation. There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened in writing against the Company or any of its directors or officers that questions the validity of this Agreement or the right of the Company to enter into this Agreement or to consummate the transactions contemplated hereby.

4.    Conditions to the Purchaser’s Obligation to Close. The Purchasers’ obligation to accept delivery of the Shares and to pay for the Purchase Price shall be subject to the following conditions:

A.    The representations and warranties of the Company contained in Section 3 shall be true and correct as of the closing.

B.    The Merger has been consummated.

C.    No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered or promulgated by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

D.    There shall not have been a Material Adverse Effect. For purposes of this Agreement, a “Material Adverse Effect” means any event, change, violation, inaccuracy, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on, or result in a material adverse change in, as the case may be, the business, operations, properties, condition (financial or otherwise), assets, liabilities or results of operations of the Company.

5. Restrictions on Transfer at Time of Issuance.

A.    Purchaser understands and agrees that the Company shall cause the legends set forth below, or substantially equivalent legends, to be placed upon any certificate(s) evidencing ownership of the Shares, together with any other legends that may be required by the Company or by applicable state or federal securities laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT.

B.    Stop-Transfer Notices. Purchaser agrees that to ensure compliance with the restrictions referred to herein, the Company may issue appropriate “stop transfer” instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

C.    Refusal to Transfer. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

D.    Registration Rights. The Company shall use commercially reasonable efforts to file a registration of the Shares with the Securities and Exchange Commission (the “SEC”) covering resales of the Shares no later than forty-five (45) days following the closing, and cause the registration statement to become effective no later than ninety (90) days after such filing; provided, however, that in the event that such registration statement is reviewed by the SEC, then the effectiveness deadline shall be extended to one hundred eighty (180) days following such filing. The Company shall bear all expenses of such registration. Subject to customary rights to suspend or delay sales from time to time in order to update the registration statement and prospectus to correct what might otherwise constitute a material misstatement or omission therein, the Company will use its reasonable best efforts to keep such registration statement effective until the date by which all the Shares have been sold. With respect to material misstatements and omissions in the registration statement and securities law violations, the Company will indemnify the Purchaser other than for written information provided by the Purchaser for use in the registration statement.

E.    No Transfers to Bad Actors. The Purchaser agrees not to sell, assign, transfer, pledge, encumber or otherwise dispose of any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act (“Bad Actor Disqualifications”), except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company. The Purchaser will promptly notify the Company in writing if the Purchaser or, to the Purchaser’s knowledge, any person specified in Rule 506(d)(1) under the Securities Act becomes subject to any Bad Actor Disqualification.

F.    Restrictions Binding on Transferees. All transferees of Shares or any interest therein shall receive and hold such Shares or interest subject to all of the provisions of this Agreement, and there shall be no further transfer of such Shares except in accordance with the terms of this Agreement.

6. Tax Consequences. The Purchaser has reviewed with the Purchaser’s own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. The Purchaser is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Purchaser understands that the Purchaser (and not the Company) shall be responsible for any tax liability that may arise as a result of the transactions contemplated by this Agreement.

7. General Provisions.

A.    Choice of Law; Entire Agreement. This Agreement shall be governed by the internal substantive laws, but not the choice of law rules, of California.

B.    Integration. This Agreement represents the entire agreement between the parties with respect to the purchase of the Shares by the Purchaser and supercedes and replaces any and all prior written or oral agreements regarding the subject matter of this Agreement including, but not limited to, any representations made during any interviews, relocation discussions or negotiations whether written or oral.

C.    Notices. Any notice, demand, offer, request or other communication required or permitted to be given by either the Company or the Purchaser pursuant to the terms of this Agreement shall be in writing and shall be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) 1 business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) 1 business day after being deposited with an overnight courier service or (v) 4 days after being deposited in the U.S. mail, First Class with postage prepaid, and addressed to the parties at the addresses provided to the Company (which the Company agrees to disclose to the other parties upon request) or such other address as a party may request by notifying the other in writing.

D.    Successors. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this Section or which becomes bound by the terms of this Agreement by operation of law. Subject to the restrictions on transfer set forth in this Agreement, this Agreement shall be binding upon Purchaser and his heirs, executors, administrators, successors and assigns.

E.    Assignment. The rights granted to the Purchaser under this Agreement are not assignable by the Purchaser under any circumstances.

F.    Waiver. Either party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and shall not constitute a waiver of either party’s right to assert any other legal remedy available to it.

G.    Purchaser Investment Representations and Further Documents. The Purchaser agrees upon request to execute any further documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of this Agreement. In furtherance of the above, the Purchaser hereby makes the investment representations listed on Exhibit A to the Company as of the date of this Agreement, and agrees that such representations are incorporated into this Agreement by this reference, such that the Company may rely on them in issuing the Shares.

H.    Severability. Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

I.    Rights as Stockholder. Subject to the terms and conditions of this Agreement, Purchaser shall have all of the rights of a stockholder of the Company with respect to the Shares from and after the date that Purchaser delivers a fully executed copy of this Agreement (including all exhibits and attachments thereto) and full payment for the Shares to the Company, and until such time as Purchaser disposes of the Shares in accordance with this Agreement. Upon such transfer, Purchaser shall have no further rights as a holder of the Shares so purchased except (in the case of a transfer to the Company) the right to receive payment for the Shares so purchased in accordance with the provisions of this Agreement, and Purchaser shall forthwith cause the certificate(s) evidencing the Shares so purchased to be surrendered to the Company for transfer or cancellation.

J.    Adjustment for Stock Split. All references to the number of Shares and the purchase price of the Shares in this Agreement shall be adjusted to reflect any stock split, stock dividend or other change in the Shares which may be made after the date of this Agreement.

K.    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages shall be binding originals.

The parties represent that they have read this Agreement in its entirety, have had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understand this Agreement. The Purchaser agrees to notify the Company of any change in his address below.

PURCHASER	CAPNIA, INC.

By:
Signature

Name:	Name:

Title:	Title:

Address:

E-mail Address:

EXHIBIT A

INVESTMENT REPRESENTATION STATEMENT

PURCHASER	:

COMPANY	:	Capnia, Inc.

SECURITY	:	Common Stock

AMOUNT	:

DATE	:

In connection with the purchase of the above-listed shares, I represent to the Company as follows:

1.    The Company May Rely on These Representations. I understand that the Company’s sale of the shares to me has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on my representations in this document, that an exemption from such registration requirement is available for such sale. I understand that the availability of this exemption depends upon the representations I am making to the Company in this document being true and correct.

2.    I am Purchasing for Investment. I am purchasing the shares solely for investment purposes, and not for further distribution. My entire legal and beneficial ownership interest in the shares is being purchased and shall be held solely for my account, except to the extent I intend to hold the shares jointly with my spouse. I am not a party to, and do not presently intend to enter into, any contract or other arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of any of the shares. My investment intent is not limited to my present intention to hold the shares for the minimum capital gains period specified under any applicable tax law, for a deferred sale, for a specified increase or decrease in the market price of the shares, or for any other fixed period in the future.

3.    I Can Protect My Own Interests. I can properly evaluate the merits and risks of an investment in the shares and can protect my own interests in this regard, whether by reason of my own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom I have consulted, or my preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

4.    I am Informed About the Company. I am sufficiently aware of the Company’s business affairs and financial condition to reach an informed and knowledgeable decision to acquire the shares. I have had opportunity to discuss the plans, operations and financial condition of the Company with its officers, directors or controlling persons, and have received all information I deem appropriate for assessing the risk of an investment in the shares.

5.    I Recognize My Economic Risk. I realize that the purchase of the shares involves a high degree of risk, and that the Company’s future prospects are uncertain. I am able to hold the shares indefinitely if required, and am able to bear the loss of my entire investment in the shares.

6.    I Know the Shares are Restricted Securities. I understand that the shares are “restricted securities” in that the Company’s sale of the shares to me has not been registered under the Securities Act in reliance upon an exemption for non-public offerings. In this regard, I also understand and agree that:

A.    I must hold the shares indefinitely, unless any subsequent proposed resale by me is registered under the Securities Act, or unless an exemption from registration is otherwise available (such as Rule 144);

B.    the Company is under no obligation to register any subsequent proposed resale of the shares by me; and

C.    the certificate evidencing the shares will be imprinted with a legend which prohibits the transfer of the shares unless such transfer is registered or such registration is not required in the opinion of counsel for the Company.

7.    I am Familiar With Rule 144. I am familiar with Rule 144 adopted under the Securities Act, which in some circumstances permits limited public resale of “restricted securities” like the shares acquired from an issuer in a non-public offering. I understand that my ability to sell the shares under Rule 144 in the future is uncertain, and will depend upon, among other things: (i) the availability of certain current public information about the Company; (ii) the resale occurring more than one year after my purchase and full payment (within the meaning of Rule 144) for the shares; and (iii) if I am an affiliate of the Company, or a non-affiliate who has held the shares less than two years after my purchase and full payment: (A) the sale being made through a broker in an unsolicited “broker’s transaction” or in transactions directly with a market maker, as said term is defined under the Securities Exchange Act of 1934, as amended, (B) the amount of shares being sold during any three month period not exceeding the specified limitations stated in Rule 144, and (C) timely filing of a notice of proposed sale on Form 144, if applicable.

8.    I Know Rule 144 May Never be Available. I understand that the requirements of Rule 144 may never be met, and that the shares may never be saleable. I further understand that at the time I wish to sell the shares, there may be no public market for the Company’s stock upon which to make such a sale, or the current public information requirements of Rule 144 may not be satisfied, either of which would preclude me from selling the shares under Rule 144 even if the one-year minimum holding period had been satisfied.

9.    I Know I am Subject to Further Restrictions on Resale. I understand that in the event Rule 144 is not available to me, any future proposed sale of any of the shares by me will not be possible without prior registration under the Securities Act, compliance with some other registration exemption (which may or may not be available), or each of the following: (i) my written notice to the Company containing detailed information regarding the proposed sale, (ii) my providing an opinion of my counsel to the effect that such sale will not require registration, and (iii) the Company notifying me in writing that its counsel concurs in such opinion. I understand that neither the Company nor its counsel is obligated to provide me with any such opinion. I understand that although Rule 144 is not exclusive, the Staff of the SEC has stated that persons proposing to sell private placement securities other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.

10.    I Know I May Have Tax Liability Due to the Uncertain Value of the Shares. I understand that the Board of Directors believes its valuation of the shares represents a fair appraisal of their worth, but that it remains possible that, with the benefit of hindsight, the Internal Revenue Service may successfully assert that the value of the shares on the date of my purchase is substantially greater than the Board’s appraisal. I understand that any additional value ascribed to the shares by such an IRS determination will constitute ordinary income to me as of the purchase date, and that any additional taxes and interest due as a result will be my sole responsibility payable only by me, and that the Company need not and will not reimburse me for that tax liability. I understand that if such additional value represents more than 25% of my gross income for the year in which the value of the shares is taxable, the IRS will have 6 years from the due date for filing the return (or the actual filing date of the return if filed thereafter) within which to assess me the additional tax and interest due.

EXHIBIT B

TRANSACTIONS TRUST ACCOUNT WIRE INSTRUCTIONS

Exhibit 99.1

Capnia Completes Merger with Essentialis Creating Rare Disease

Therapeutics Company

Lead Clinical Asset Entering Phase II/III Development in 2017 for the

Treatment of Prader-Willi Syndrome

Raises $10 Million in Concurrent Financing; Cash Runway Through Key Milestones

REDWOOD CITY, CA – March 8, 2017 – Capnia, Inc. (NASDAQ: CAPN), focused on the development and commercialization of novel therapeutics for the treatment of rare diseases, today announced that it has completed its previously-announced merger with privately-held Essentialis, Inc. effective March 7, 2017. Capnia’s lead therapeutic asset, diazoxide choline controlled-release (DCCR), a once-daily oral tablet, is entering Phase II/III development for the treatment of Prader-Willi Syndrome (PWS) in 2017. Concurrent with the closing of the merger, prior investors in Essentialis, as well as new investors, invested $10 million in newly-issued Capnia shares of common stock at $0.96 per share.

“The completion of this merger with Essentialis marks a significant step forward for Capnia, our stockholders and potentially for the patients and families awaiting new therapeutic options for PWS,” said Anish Bhatnagar, MD, Chief Executive Officer of Capnia. “We are eager to advance the clinical development of DCCR, initially in patients with PWS, while exploring other indications for this promising compound. We also look forward to initiating the planned Phase II/III clinical trial evaluating DCCR in patients with PWS later this year. As we embark on this new strategic direction for Capnia, we are confident that we have the team and the resources in place to create meaningful value for our stockholders while bringing novel therapies to patients.”

About PWS

PWS is a rare and complex genetic disorder affecting appetite, growth, metabolism, cognitive function and behavior. In both the US, it is estimated that one in 12,000 to 15,000 people has PWS and there are currently no approved therapies to treat the appetite, metabolic, cognitive function, or behavioral aspects of the disorder. This disorder is typically characterized by low muscle tone, short stature (when not treated with growth hormone), the accumulation of excess body fat, developmental delays, incomplete sexual development, cognitive disabilities, behavioral problems and hyperphagia, a chronic feeling of insatiable hunger. Hyperphagia, in the absence of effective limitations to access to food, can lead to morbid obesity. In a global survey conducted by the Foundation for Prader-Willi Research, 96.5% of respondents (parent and caregivers) rated hyperphagia as the most important or a very important symptom to be relieved by a new medicine. DCCR has received Orphan Drug Designation from the US FDA for the treatment of PWS.

About Diazoxide Choline Controlled-Release Tablet

Diazoxide choline controlled-release tablet is a novel, proprietary controlled-release, crystalline salt formulation of diazoxide which is administered once-daily. The parent molecule, diazoxide, as an oral

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suspension, has been used for decades in thousands of patients in a range of diseases in neonates, children and/or adults. DCCR offers a significant advantage over the 2-3 times a day dosing paradigm, which is not suitable for patients with PWS. The DCCR development program is supported by positive data from two completed Phase II clinical studies and six completed Phase I clinical studies in various metabolic indications, as well as a pilot study in PWS patients. In the PWS pilot study, DCCR showed promise in addressing the hallmark symptoms of PWS, most notably hyperphagia, which is the unrelenting hunger that severely diminishes the quality of life for patients and their families.

About Capnia

Capnia is focused on the development and commercialization of novel therapeutics for the treatment of rare diseases. The Company is currently advancing its lead candidate, DCCR, a once-daily oral tablet for the treatment of Prader-Willi Syndrome (PWS), into Phase II/III clinical development during 2017. Capnia also markets innovative medical devices, including the CoSense® End-Tidal Carbon Monoxide (ETCO) monitor, which measures ETCO and is used by hospitals to detect hemolysis in newborns, and the NeoForce portfolio of neonatal pulmonary resuscitation solutions. For more information, please visit www.capnia.com.

Capnia’s Forward-Looking Statements

This press release contains forward-looking statements that are subject to many risks and uncertainties. Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ability to initiate the Phase II/III trial in the second half of 2017.

We may use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained herein, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. As a result of these factors, we cannot assure you that the forward-looking statements in this presentation will prove to be accurate. Additional factors that could materially affect actual results can be found in Capnia’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016, including under the caption titled “Risk Factors.” Capnia expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law.

Investor Relations Contact:

Michelle Carroll/Glenn Garmont

Argot Partners

(212) 600-1902

michelle@argotpartners.com

glenn@argotpartners.com

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